

June 16, 2010

Patrick C. Cannon, Esq.
General Counsel
Maine & Maritimes Corporation
209 State Street, PO Box 789
Presque Isle, Maine 04769-0789

> **Re:** **Maine & Maritimes Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 2, 2010**
> **File No. 333-103749**

Dear Mr. Cannon:

We have reviewed amendment number one to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that members of your board and management will receive benefits as a result of the transaction, and your related revisions in response to comment one of our May 5, 2010 letter. Where you include the board's recommendation, disclose with equal prominence that your directors and executive officers will directly benefit from the transaction. Please make similar revisions in all applicable places in the filing. For example, please revise the first full bullet on page 2 to disclose that MAM's stockholders should be aware that certain of MAM's directors and executive officers have interests in the transaction that are different from, or in addition to, the interests of MAM's stockholders generally and that these interests may present them with actual or potential conflicts of interest.

Proposal I, The Merger, page 20

Opinion of MAM's Financial Advisors, page 32

Historical Stock Trading Analysis, page 34

Precedent Transaction Analysis, page 34

2. You disclose that "KeyBanc estimated a range of forward EBITDA multiples …" and
    then "estimated a range of enterprise values for the Company by multiplying the
    endpoints of the forward EBITDA multiple range by the Company's estimated EBITDA
    of $8.8 million (excluding stranded costs) for the fiscal year ended December 31, 2010,
    plus the estimated present value of the stranded costs at an 8.0% weighted average cost of
    capital." Please disclose both the 2010 projected EBITDA before deducting the present
    value of the stranded costs and the estimated present value of the stranded costs for the
    fiscal year ended December 31, 2010.

3. Please explain how KeyBanc arrived at an 8.0% weighted average cost of capital under
    this heading.

Discounted Cash Flow Analysis, page 36

4. You disclose that "KeyBanc examined the value of the Company based on projected free
    cash flow estimates … generated utilizing financial projections for the years ending
    December 31, 2010 through December 31, 2019 that were prepared and furnished to
    KeyBanc by the Company's management." Please disclose these free cash flow
    projections under the heading "Certain Financial Projections" on page 38. Please also
    disclose how the company calculated free cash flow.

5. Under the heading "Certain Financial Projections" on page 38, we note that you include
    projections through 2014 but that you omit the projections for the period 2015 through
    2019. Since it appears that KeyBanc used these projections in its discounted cash flow
    analysis, please also disclose the projections for the period 2015 through 2019.

Premiums Paid Analysis, page 37

6. We reviewed your response to comment 18 in our letter dated May 5, 2010 and reissue
    this comment in part. We note your disclosure on page 37 that KeyBanc selected change
    of control transactions involving U.S. targets in the gas and utility sectors, but please
    expand to disclose the basis for the selection these 15 change of control transactions.

Interests of MAM's Directors and Executive Officers in the Merger, page 40

7. Under the heading "Treatment of Options Outstanding Under Our Stock Option Plans"
    on page 53 you disclose that your "stock and option plans …will be terminated prior to

the effective time of the merger" but that you "will use [your] reasonable best efforts to provide that each right to acquire shares of [your] common stock will be converted at the effective time of the merger into the right to receive a cash amount equal to the excess, if any, of $45.00 per share over the exercise price payable in respect of the share of our common stock issuable under any option." Please expand your discussion beginning on page 40 to disclose and quantify any potential benefits to any of your directors and officers in relation to the termination of these plans.

Directors Deferred Compensation, page 43

8. We note the revisions you made to the disclosure under this heading. Please revise this disclosure to define the term "Units." If you are referring to phantom stock, please revise so as to avoid confusion.

9. Please also revise to quantify the increased value of the vested benefit for the outside directors who have elected to receive phantom stock under MAM's Deferred Compensation Plan for Outside Directors. You may wish to include a table to show, on a director-by-director basis, the total cumulative phantom stock units, the value immediately prior to the announcement of the merger and the increased value of the vested benefit upon the consummation of the merger.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director